Exhibit 99.1

Neptune Wellness Solutions, a Leader in Natural Health Products, and Dr. Jane Goodall, the Legendary Wildlife Conservationist, Develop a New Brand of Plant-Based Forest Remedies™ Products

Collaboration agreement between Neptune and International Flavors & Fragrances accelerates partnership, assuming leadership position in ecological, environmentally friendly and ethical hemp products

Personal care, wellness and socially responsible Forest Remedies™ products to be developed through this exclusive partnership

LAVAL, QC, April 21, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), is pleased to announce today that the Company has entered into an exclusive partnership with legendary wildlife conservationist, Dr. Jane Goodall to co-develop natural health and wellness products under the Forest Remedies™ brand, the plant-based wellness brand with naturally sourced hemp extract and essential oils sourced from the highest-quality botanicals from around the world.  As part of this partnership, a percentage of all products will be donated to support Dr. Goodall's environmental conservation and reforestation initiatives.

The natural, plant-based hand sanitizer products, essential oils and hemp-derived products that will be developed through this licensing partnership will be co-branded as "Forest Remedies™, by Dr. Jane Goodall" and will provide consumers with affordable, sustainable and socially responsible products to support their health and wellness.  Neptune anticipates a Summer 2020 launch of co-developed products, which will be available for purchase on the Forest Remedies™ website (https://forestremedies.com/), and at select retailers, with plans for additional retail distribution.

"I am very pleased to partner with Michael Cammarata and the team at Neptune Wellness Solutions to develop natural, plant-based products that support health and wellness in an environmentally sustainable and socially responsible manner," said Dr. Goodall.  "This marks my third partnership with Michael and reflects our mutual goal of enabling consumers to make ethical purchasing decisions to create a better world for all living things."

Under this partnership, Neptune has made an initial $25,000 donation and will donate five percent of all sales from co-developed products to the Jane Goodall Institute. Consumers will also have the option to enter the promo code "DrJaneGoodall" when they purchase any of the Forest Remedies™ products, which will also direct five percent of the sale to help ensure that Dr. Goodall's vision and life's work continue to mobilize individuals to save the natural world we share.

"In light of COVID-19, we believe there will be a renewed focus and emphasis on personal self-care.  The purchasing decisions consumers make to support their health and wellness will have a lasting impact on the environment and our collective health and wellness," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions.  "I am delighted to partner with Dr. Goodall again to bring natural health and wellness products to market that will support our mutual goals of environmental conservation and reforestation, while at the same time delivering healthier consumer solutions."

The partnership is strategically aligned with the Forest Remedies™ brand DNA and ongoing support of One Tree Planted, a non-profit environmental organization with a focus on global reforestation. For every product sold, Forest Remedies™ contributes to the planting of a tree to help rebuild the world's forests and create a more sustainable future.

Dr. Goodall continued, "The health of people, animals and the environment are interconnected. This pandemic demonstrates this.  However, if we all make ethical choices, every day, our collective power for change is great. I believe there is still a window of time to heal the planet before it is too late, but only if we each make the right choices every day. I believe that Neptune's Forest Remedies brand is part of the solution and that is why I am proud to partner with Michael and Neptune to bring new Forest Remedies products to market."

Cammarata concluded, "In a rapidly changing world, where consumers want more ecological products, where corporations must take on more responsibilities to minimize their environmental impact, where a vision of human and nature converging is fundamental to our future, Neptune is dedicated to being in front of the curve--ecologically, environmentally, and ethically."

The Forest Remedies™ products developed through this partnership will leverage Neptune's collaboration agreement with International Flavors & Fragrances Inc. (NYSE: IFF) ("IFF") to co-develop hemp-derived products for the mass retail and health & wellness markets.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets through its Forest Remedies™ brand and white label offerings. Neptune's sustainably harvested Ocean RemediesTM krill oil offers consumers a unique source of EPA and DHA omega-3 fatty acids, phospholipids and natural antioxidants. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

About the Jane Goodall Institute
The Jane Goodall Institute is a global community conservation organization that advances the vision and work of Dr. Jane Goodall. By protecting chimpanzees and inspiring action to conserve the natural world we all share, we improve the lives of people, animals and the environment. Founded in 1977 by Dr. Goodall, JGI makes a difference through community-centered conservation and the innovative use of science and technology. We work closely with local communities around the world, inspiring hope through the collective power of individual action. Through Roots & Shoots, our youth-led community action and learning program, young people in 100 countries are acquiring the knowledge and skills to become compassionate conservation leaders in their own backyards. Follow the Jane Goodall Institute (@JaneGoodallInst) on Facebook, Instagram and Twitter.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Dr. Jane Goodall and Neptune Wellness Solutions CEO Michael Cammarata partner to co-develop natural health and wellness products under the Forest Remedies™ brand. (CNW Group/Neptune Wellness Solutions Inc.)

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For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 21-APR-20